Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

	Three Months Ended March 31, 2016	Year Ended December 31,
		2015	2014	2013	2012	2011
		(In thousands, except ratio computation)
Income (loss) from continuing operations before adjustment for noncontrolling interest	$12,204	$66,895	$(2,412)	$8,371	$7,171	$(29,418)

Add back:
Fixed charges	11,559	44,039	37,274	31,918	28,618	29,867
Distributed income of equity investees	58	15,842	1,881	4,919	3,793	4,413

Deduct:
Equity in (earnings) loss of equity investees	(109)	(17,696)	(75)	4,759	(3,248)	(1,669)
Capitalized interest	(204)	(1,613)	(1,862)	(1,161)	(996)	(325)

Earnings as Defined	$23,508	$107,467	$34,806	$48,806	$35,338	$2,868

Fixed Charges
Interest expense including amortization of deferred financing fees	$11,302	$42,211	$35,188	$30,522	$27,344	$29,240
Capitalized interest	204	1,613	1,862	1,161	996	325
Interest portion of rent expense	53	215	224	235	278	302

Fixed Charges	$11,559	$44,039	$37,274	$31,918	$28,618	$29,867
Preferred share dividends	1,675	6,838	7,250	7,250	7,250	5,244

Combined Fixed Charges and Preferred Dividends	$13,234	$50,877	$44,524	$39,168	$35,868	$35,111

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	1.78	2.11	(a )	1.25	(b )	(c )

(a)	Due to the loss from continuing operations, as restated for discontinued operations, for year ended December 31, 2014, the ratio coverage was less than 1:1. We would have needed to generate additional earnings from continuing operations of $9.7 million to achieve a coverage of 1:1 for 2014.
(b)	Due to the reduced income from continuing operations, as restated for discontinued operations, for year ended December 31, 2012, the ratio coverage was less than 1:1. We would have needed to generate additional earnings from continuing operations of $0.5 million to achieve a coverage of 1:1 for 2012.
(c)	Due to the loss from continuing operations, as restated for discontinued operations, for year ended December 31, 2011, the ratio coverage was less than 1:1. We would have needed to generate additional earnings from continuing operations of $32.2 million to achieve a coverage of 1:1 for 2011.